Exhibit 4.6

DATED 5TH MARCH 2006

Publishing and Broadcasting Limited

- and -

Melco International Development Limited

MEMORANDUM OF AGREEMENT

Lovells

23rd Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Ref: TAF/U1172/00013

THIS MEMORANDUM OF AGREEMENT dated 5th March 2006 is entered into between:

(1)	Publishing and Broadcasting Limited of 54 Park Street, Sydney, New South Wales, Australia (ABN 52 009 071 167) (“PBL”); and

(2)	Melco International Development Limited of 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong (“Melco”).

WHEREAS:

(A)	The parties formed a joint venture to develop Gaming Ventures in the Territory and for that purpose have entered into and caused their respective subsidiaries, PBLSub and MelcoSub to enter into, among other agreements and commitments, a subscription agreement dated 23 December 2004 and a shareholders deed (the “Deed”) dated 8 March 2005 relating to the affairs of Melco PBL Holdings Limited (“JVCo”) and the joint venture.

(B)	The parties have made substantial investments and commitments in the joint venture and intend to make further investments in the joint venture, for among other purposes, the development of the Crown Macau Hotel/Casino Business and “City of Dreams” project and additional casino projects in the Territory as may be agreed by the parties from time to time.

(C)	Provisions of the joint venture are to the effect that Melco will own an effective interest of 60% of all Gaming Ventures in the Greater China Region (including Macau SAR) (collectively the First Gaming Business) and PBL will own an effective interest of 60% of all Gaming Ventures in other countries in the Territory.

(D)	A term of the Deed provides for JVCo to hold the interests in the Gaming Ventures in the Territory.

(E)	The opportunity to acquire a grant of the Subconcession of Wynn Resorts (Macau) S.A.’s Licence Contract, to operate Games of Fortune and Chance or other Casino Games in Macau SAR has arisen which the parties believe is a valuable opportunity for their joint venture. Such grant would be conditional, inter alia, on the approval of the Government of Macau SAR. The latest draft of the proposed agreement for the acquisition of the Subconcession (the “Subconcession Agreement”) is attached hereto marked (A).

(F)	This Memorandum of Agreement sets out the parties’ intention in relation to:

(i)	the Subconcession Agreement and the acquisition of the Subconcession from Wynn Resorts (Macau) S.A.;

(ii)	the exploitation of the Subconcession in conjunction with the Gaming Ventures in Macau SAR, including the operation of casinos, other licensed games and electronic and mechanical gaming lounges of Crown Macau and City of Dreams and other casinos, gaming or electronic and gaming lounges (including the Mocha Slot Group business) in Macau SAR;

(iii)	variation to the terms of the joint venture and Deed; and

(iv)	certain other agreements and commitments consequent upon these arrangements.

IT IS AGREED AS FOLLOWS:

PBL agrees for itself and PBLSub and Melco agrees for itself and MelcoSub the following principal matters:

1.	DEFINED TERMS

1.1	The following capitalised terms used herein shall have the meaning set out in the Deed:

First Gaming Business

Gaming Ventures

Group

Group Companies

Macau SAR

MelcoSub

Mocha Slot Group

PBLSub

Territory

1.2	The following capitalised terms shall have the meaning ascribed in the Subconcession Agreement:

Closing

Concession Agreement

PBL Macau

Deposit

Purchase Price

Subconcession

2.	SUBCONCESSION

2.1	PBL shall proceed to enter into the Subconcession Agreement with Wynn Resorts Limited (“Wynn”) and Wynn Resorts (Macau) S.A (“Wynn Macau”) for the grant of Subconcession substantially in the form and content attached hereto, with such amendments or variations (except as to purchase price) as PBL shall deem expedient to reach agreement with Wynn and Wynn Macau as soon as possible, provided that any changes of substance shall have first been consulted and cleared with Melco.

2.2	PBL shall as soon as possible establish PBL Macau, as referred to in the Subconcession Agreement, as a wholly owned subsidiary of PBL, to be the grantee of the Subconcession. PBL shall perform its obligations and cause PBL Macau to perform its obligations under the Subconcession Agreement. PBL shall have the responsibilities as provided in the Subconcession Agreement to negotiate and agree the terms of the definitive Subconcession with the Government of Macau SAR in accordance with the Subconcession Agreement and all other matters and things referred under the Subconcession Agreement required to obtain the grant of the Subconcession and for the Subconcession to come into force and effect.

2.3	PBL and PBL Macau will closely consult with Melco in relation to the negotiations for the grant of the Subconcession and the terms of the definitive Subconcession and will not agree any material variation from the terms of the Subconcession referred to in the Subconcession Agreement without the consent of Melco, such consent not be unreasonably withheld or delayed. At the request of PBL, Melco will and will cause relevant Melco Group Companies to use their best efforts to support and cooperate with PBL and PBL Macau in negotiations with the Government of Macau SAR and other relevant persons or regulatory authorities for the grant of the Subconcession and all matters incidental or ancillary thereto.

2.4	Subject to the terms and conditions herein, the Purchase Price for the grant of the Subconcession namely US$900,000,000 (nine hundred million United Stated dollars) shall be provided by the parties as follows:

(a)	PBL and Melco shall make or cause to be made by their wholly-owned subsidiaries, capital contributions to PBL Macau of respectively, US$240,000,000 (two hundred and forty million United Stated dollars) and US$160,000,000 (one hundred and sixty million United States dollars), which sums shall be applied towards the Purchase Price.

(b)	The balance of the Purchase Price shall be met by means of non-recourse finance arranged by PBL Macau on terms acceptable to both parties but failing the ability to arrange such third party finance on acceptable terms, the balance of the Purchase Price shall be provided to PBL Macau by PBL and Melco in the same proportion as their capital contributions specified in 2.4(a) above.

2.5

(a)	Melco expressly acknowledges that on entering into the Subconcession Agreement as provided in clause 2.1, PBL will be bound to pay the Deposit following execution of the Subconcession Agreement and the balance of the Purchase Price thereunder upon Closing and may be liable to forfeit the Deposit subject to the terms and conditions provided in the Subconcession Agreement. Melco agrees and undertakes to PBL to assume and be responsible for and to pay 40 percent of such Deposit and the balance of the Purchase Price and 40 percent of any other sum or liabilities incurred by PBL in entering into the Subconcession Agreement upon Closing and hereby agrees to indemnify PBL accordingly. Melco agrees promptly after the date of execution of this Memorandum of Agreement and the Subconcession Agreement to fund PBL with 40 percent of the Deposit (being an amount of forty million United States dollars (US$40,000,000)) in order for PBL to pay the Deposit as required by the Subconcession Agreement. This amount so advanced by Melco shall be deemed to be an advance made under Clause 2.4(a).

(b)	PBL expressly acknowledges that Melco enters into this Memorandum of Agreement on the basis and understanding that PBL will carry out its obligations and liabilities under the Subconcession Agreement in accordance with its terms. PBL hereby indemnifies Melco against any failure by it to carry out its obligations and/or liabilities aforesaid. PBL agrees and undertakes to Melco to assume and be responsible for and to pay 60 per cent of the Deposit and the Purchase Price and 60 per cent of any other sum or liabilities that may be incurred in entering into the Sub-Concession Agreement and hereby agrees to indemnify Melco accordingly.

2.6	The parties’ respective capital contributions to PBL Macau shall be made by the subscription for shares or by way of interest free subordinated loans and will be paid at the same time and from time to time as shall be required by the Subconcession Agreement or by the terms of the Subconcession.

2.7	Melco’s initial capital contribution of US$160,000,000 (one hundred and sixty million United States dollars) shall be made by way of subordinated interest free loan and not by the subscription of shares.

2.8	Subject to any required approvals of the Government of Macau SAR or other terms and conditions of the Subconcession and following Closing and the grant of the Subconcession and the same coming into force and effect, Melco shall have the right and PBL shall have the right to require Melco upon the giving of 5 Business Days notice, to convert its loan capital contribution into shares of PBL Macau by the subscription of new shares of PBL Macau with the intent that each of the equity capital and the loan capital (if any) of PBL Macau is owned as to 60% by PBL or its subsidiary and as to 40% by Melco or its subsidiary.

2.9	The right of Melco to require the issue of shares in PBL Macau to it shall be subject to any required approvals of the Government of Macau SAR or other terms and conditions of the Subconcession. In the event that the Government of Macau SAR shall refuse to give its approval to Melco to subscribe for a total of 40% of issued shares of PBL Macau, then, unless the parties agree on other arrangements, Melco’s capital contribution to PBL Macau shall remain in the form of loan capital until such time as the consent of the Government of Macau SAR is obtained but the parties shall adjust the term of such loans and their arrangements to ensure that Melco will share the risks, liabilities, commitments, capital contributions and economic values and benefits of the projects and business in Macau on a 50:50 basis.

2.10	At the same time as Melco becoming a holder of 40% of issued shares of PBL Macau, PBL and Melco shall:

(a)	enter into a shareholders’ agreement which will reflect:-

(i)	the principle that material dealings of or under the Subconcession shall be subject to the unanimous approval of the board of PBL Macau;

(ii)	Melco and PBL will share the risks, liabilities, commitments, capital contributions and economic values and benefits of the projects and business in Macau on a 50:50 basis; and

(b)	revise the Deed to reflect the agreement that all Gaming Ventures in the Territory outside the Macau SAR shall be owned and carried out on a 50:50 basis.

3.	JOINT VENTURE

3.1	The parties have agreed in principle the following variations to the terms of the joint venture consequent upon the acquisition and grant of the Subconcession:

(a)	subject to any required regulatory approvals of relevant gaming regulatory authority in Macau SAR, the parties intend that PBL Macau will be owned 60% directly or indirectly by PBL and 40% directly or indirectly by Melco and that the parties will participate in PBL Macau on that basis;

(b)	Melco and PBL will share risks, liabilities, commitments, capital contributions and economic values and benefits of the project and business in Macau on a 50:50 basis and the parties shall negotiate and agree on the most efficient structure for giving effect to this principle; and

(c)	Melco and PBL will share capital contributions and the economic values and benefits of the project and business in other parts of the Territory on a 50:50 basis and the parties shall negotiate and agree on the most efficient structure for giving effect to this principle.

4.	PBL MACAU

On Melco (or its wholly-owned subsidiary) becoming a shareholder of PBL Macau, the parties shall cause the adoption by PBL Macau of a constitution and/or shareholders agreement for the respective rights of the shareholders, the transfer of shares and for the operation and management of PBL Macau, on the same basis as that adopted under the Deed (as required to be amended hereby to give effect to the principle that PBL or its subsidiary holds 60% of PBL Macau and Melco or its subsidiary holds 40% of PBL Macau) subject to any contrary regulatory requirements of relevant gaming regulatory authorities of Macau and Australia, including (a) minority protection provision of a level not less than that provided in the Deed; (b) PBL shall not grant any subconcession to any party; and (c) any other matters agreed between the parties. The parties will also consider and agree what changes are required to the Deed to give effect to the principles set out in this Memorandum of Agreement.

5.	CASINO OPERATIONS

The parties agree to cause and procure that the relevant Group Companies (including, without limitation, Great Wonders, Investments Limited and Melco Hotels and Resorts (Macau) Limited) as one party and PBL Macau as the other party to enter into Lease Agreements and Commercial Agreements for the lease to PBL Macau of the casino areas (including high roller areas/VIP rooms) and electronic gaming machine lounges owned or developed by the Group in Macau from time to time, and operation thereof by PBL Macau under the Subconcession and the parties shall cause PBL Macau to enter into Service Agreements with relevant Group Companies in relation to the provision of relevant services by the Group Company (all subject to the requirements of relevant gaming regulatory authorities in Macau or Australia) on the principal terms discussed by the parties and on the following terms:

(i)	PBL Macau shall be entitled to an amount of 53% of gross gaming revenue in respect of table games in the casino (and shall be responsible for the payment of tax to the Government of Macau SAR); and

(ii)	PBL Macau shall be entitled to an amount of 69% of gross gaming revenue in respect of slot machines (and shall be responsible for the payment of tax to the Government of Macau SAR).

6.	REGULATORY ISSUES

Each party agrees that to the extent that any director, executive or shareholder of either party is subject to an adverse finding by a gaming regulatory authority then the relevant party will use their best endeavours to procure the removal of that director, executive or shareholder from their position or from holding shares in the relevant entity as soon as reasonably practicable. The parties agree that they will insert an appropriate provision to this effect in the Deed and in any shareholders agreement to be entered into in respect of PBL Macau.

7.	FURTHER TERMS

The terms of clause 10 (Provisions of Information), clause 11 (Confidentiality), clause 19 (Dispute Resolution) and clause 24.1 (Notices), clause 24.2 (Governing Law), clause 24.3 (Jurisdiction) of the Deed shall be incorporated and applied as appropriate to this Memorandum of Agreement.

8.	ANNOUNCEMENT

This Memorandum of Agreement shall become effective upon execution and release (as notified by PBL) of the Subconcession Agreement. PBL and Melco International Development Limited will make announcements (in a form to be agreed) to their respective stock exchanges in respect of the matters dealt with in this Memorandum of Agreement. In the event that the relevant stock exchange requires additional disclosure beyond the agreed form, the relevant party will use its best endeavours to inform the other party before the announcement is issued. In the event any party wishes to issue a press release at the same time as the announcement is made, the issuing party will let the other party see a reasonably final form of the release in advance before the same is issued.

9.	FURTHER ASSURANCES

Each party to this Memorandum of Agreement shall act in good faith to give effect to the intent of this Agreement and agrees to execute and deliver such other documents and to take such other action as may be necessary or convenient to consummate the purpose and subject matter of this Memorandum of Agreement.

10.	EXECUTION IN COUNTERPARTS

To facilitate execution, this Memorandum of Agreement may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, appear on each counterpart; but rather, it shall be sufficient that the signatures of the persons required to bind any party, appear on one or more of the counterparts. All counterparts together will collectively constitute a single agreement. It shall not be necessary in making proof of this Memorandum of Agreement to produce or account for more than such number of counterparts as contain one signature of, or on behalf of, each of the parties hereto.

11.	COSTS

Each party will bear its own costs of negotiating and agreeing this Memorandum of Agreement and any documents or agreements contemplated herein.

12.	MISCELLANEOUS

12.1	Representations and Warranties

Each party hereto represents and warrants to the other that:

(a)	It is duly organised, validly existing and in good standing under the laws of the jurisdiction in which it is organised.

(b)	The execution, delivery and performance of this Memorandum of Agreement (and any documents to be entered into by it pursuant to this Memorandum of Agreement) and performance of its obligations hereunder (and the obligations of any documents to be entered into by it pursuant to this Memorandum of Agreement):

(i)	are within its organisational powers and have been duly authorised by all necessary action;

(ii)	do not and will not contravene any provision of law applicable to it or any contractual restriction binding on or affecting it;

(iii)	do not require any other approval or consent of, or filing with, any governmental agency or authority except for those expressly set out herein;

(iv)	are and will be valid and legally binding obligations of the party enforceable against it in accordance with the terms hereof, except as may be limited by bankruptcy, insolvency, reorganisation or similar laws relating to or affecting generally the enforcement of creditors’ rights.

12.2	Severability of Provisions

If one or more of the provisions of this Memorandum of Agreement is for any reason whatsoever held invalid or unenforceable,

such provisions will be deemed severable from the remaining provisions of this Memorandum of Agreement and such invalidity or unenforceability will in no way affect the validity or enforceability of such remaining provisions or the rights of any parties to this Memorandum of Agreement. To the extent permitted by law, the parties to this Memorandum of Agreement hereby waive any provision of law that renders any provision of this Memorandum of Agreement invalid or unenforceable in any respect.

12.3	Drafting Presumption

This Memorandum of Agreement will be construed fairly as to each party regardless of which party drafted it.

13.	CONDITIONS PRECEDENT

PBL acknowledge that the payment of the capital contribution and investments in PBL Macau (but not the Deposit) as contemplated herein by Melco is, as stipulated by the Listing Rules of the Stock Exchange of Hong Kong, subject to the approval of the shareholders of Melco. Melco agrees to use its best efforts to secure the approval of its shareholders as soon as practicable and confirms that its directors and their associates have undertaken to vote in favour of such resolutions. Melco confirm that arrangements between PBL Macau and the joint venture in relation to the operations of the joint venture’s casinos shall be given effect to irrespective of such shareholders’ approval.

If the approval of Melco’s shareholders of the payment of the capital contribution and investments in PBL Macau is not obtained, then, the parties will discuss and agree on alternative arrangements in connection with PBL Macau and the joint venture on the principle that, taking the joint venture and the business of PBL Macau together, the parties and their affiliates shall contribute equally to the capital and shall share equally in the risks, liabilities, commitments and economic values and benefits associated with the businesses of the joint venture.

14.	PROVISIONAL AGREEMENT WITH SOCIEDADE DE JOGOS DE MACAU S.A.

The parties acknowledge that the letter agreements made between Great Wonder and Sociedade de Jogos de Macau S.A. dated 11 November 2004 in respect of leasing of casino space shall be terminated.

SIGNED as an agreement

SIGNED for and on behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED by:

/s/
Lawrence Ho (Director)

Dated March 5, 2006

SIGNED for and on behalf of PUBLISHING AND BROADCASTING LIMITED by:

/s/
Geoff Kleemman (Duly Authorised Signatory)

Dated 5 March 2006